Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company

FINAL TRANSCRIPT

WW - Q4 2009 Watson Wyatt Worldwide Earnings Conference Call

Event Date/Time: Aug. 13. 2009 / 1:00PM GMT

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CORPORATE PARTICIPANTS

Mary Malone

Watson Wyatt Worldwide, Inc. - Director of IR

John Haley

Watson Wyatt Worldwide, Inc. - President, CEO

Roger Millay

Watson Wyatt Worldwide, Inc. - VP, CFO

CONFERENCE CALL PARTICIPANTS

Andrew Fones

UBS - Analyst

Tobey Sommer

SunTrust Robinson Humphrey - Analyst

Paul Ginocchio

Deutsche Bank - Analyst

Ashwin Shirvaikar

Citigroup - Analyst

Mark Marcon

Robert W. Baird - Analyst

Shlomo Rosenbaum

Stifel Nicolaus - Analyst

Tim McHugh

William Blair & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q4 2009 Watson Wyatt Worldwide earnings conference call. At this time, all participants are in listen-only mode. We will conduct a question and answer session toward the end of this conference, at which time (Operator Instructions).

I would now like to turn the call over to Mary Malone, Director of Investor Relations. Please proceed, ma’am.

Mary Malone - Watson Wyatt Worldwide, Inc. - Director of IR

Good morning. This is Mary Malone, Director of Investor Relations at Watson Wyatt Worldwide. Welcome to our conference call to discuss our results for the fourth quarter of fiscal year 2009. I am here today with John Haley, Watson Wyatt’s President and Chief Executive Officer, and Roger Millay, our Chief Financial Officer.

Please refer to our website for this morning’s press release. Today’s call is being recorded and will be available for replay via telephone for the next week by dialing 617-801-6888, confirmation number 39038885. The replay will also be available for the next three months on our website.

There are a few slides that accompany the financial section of our presentation, and you may log onto our website to obtain those slides.

This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding expected financial and operating performance. Any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. You are cautioned that these statements may be affected by the important factors set forth in our filings with the Securities and Exchange Commission and in today’s news release, and that consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements.

The Company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as provided by federal securities laws.

After our prepared remarks, we will open the conference call for your questions. Now I will turn the call over to John Haley.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Thanks, Mary. Good morning, everyone, and thank you for joining us. Today we will discuss Watson Wyatt’s financial results for fiscal year 2009, with a focus on the fourth quarter, and we will provide guidance for Watson Wyatt for fiscal year 2010. We will also give an update on the status of our planned merger with Towers Perrin.

The slowdown in the global economy continued to affect us, but we’ve executed well in the current conditions. Our revenues for the fiscal year were $1.68 billion, down 5% from prior year, but up 3% on a constant currency basis. For the year, our reported diluted earnings per share were $3.42. Our diluted earnings per share include $0.12 of severance and $0.35 of foreign currency translation losses. On a constant currency basis, adjusted EPS that excludes severance is $3.89.

For the quarter, our reported revenues were $397 million, a decline of 13% from prior year and 4% on a constant currency basis. Our performance varied by segment. On a constant currency basis, Benefits was flat; Technology and Administration Solutions increased 2%; Human Capital Group declined 27%; Insurance & Financial Services declined 6%; and Investment Consulting increased 14%.

These results reflect the stability of the Benefits and Technology and Administration Solutions segments and the variability of our more project-driven segments, Human Capital Group and Insurance & Financial Services. The recovery continues in Investment Consulting, as it is experiencing good growth.

For the quarter, diluted earnings per share were $0.73, a $0.22 decline from the prior-period $0.95 per share. The strengthening of the US dollar resulted in a $0.10 reduction to our EPS, and severance reduced EPS by $0.07. Therefore, if we exclude the effects of changes in foreign exchange rates and severance, our EPS is $0.90.

Our operating margin increased to 12.8% this quarter as we were very focused on containing costs. Business is performing as expected in areas where we have a well-established market position, mature relationships and recurring business. As anticipated, demand was down in the parts of our business that are more project-driven.

The uncertain economic conditions are affecting benefit programs and workforce demographics at many companies. We continue to assist our clients with practical solutions for reducing costs and managing risks.

Now we will review the performance of our segments. For the year, Benefits Group revenues were $960 million, a decrease of 3% from prior year, but up 4% on a constant currency basis. For the quarter, Benefits Group revenues were $234 million, a decrease of 8% from prior year and flat on a constant currency basis. The trends from last quarter continued, and we had modest growth in our retirement services in the US and the UK. The growth was offset by modest declines in demand for our retirement services in Continental Europe and Asia-Pacific, and for healthcare consulting.

While it is difficult to predict future results in these uncertain times, we expect that our core retirement services will continue to do well in the US and the UK. We have modest expectations for healthcare consulting in countries where we have a smaller footprint.

In the US, employers are interested in ways to improve the operation of their retirement programs and better manage risk. The retirement plan decisions employers make over the next few years will be critical to the viability of the country’s voluntary retirement system and will have an economic impact on employers, regardless of who bears the direct financial risk in the benefit design. We will continue to provide practical and innovative solutions to our clients.

In Europe, European Pensions Magazine recently named Watson Wyatt their consultancy of the year for the second year in a row. The judges based their decision on our outstanding service to pension fund clients, dedication to the delivery of pension plan consulting, superior understanding of the market’s needs and commitment to excellence. This is a tribute to our very talented team.

We continue to have a solid base of revenues that is relatively predictable within our retirement practice.

Now let’s move on to the Technology and Administration Solutions Group. For the year, revenues were $188 million, a 3% increase over prior year and 11% on a constant currency basis. For the quarter, revenues were $45 million, down 7% from prior year, but up 2% on a constant currency basis. On a pre-deferral basis, constant currency revenue growth was 1%.

In this segment, our constant currency growth in the UK was offset in part by a modest decline in the US. In the UK, our growth was due primarily to new clients that had gone live within the past 12 months. The decline in the US was due to less change order work at existing clients that is immediately recognizable as revenues and to an increase in the amount of revenue deferred.

Last year, we mentioned that proposal activity had increased. We are pleased to report that we have had some good wins in both the UK and the US. The wins in the UK will contribute to revenue growth in FY 10, and the wins in the US will initially result in deferred revenues as we complete the system implementation work. Roger will discuss FY 10 guidance in more detail.

We continue to have excellent client retention rates and a stable platform of revenues globally in this segment. The administration services that we provide are a compelling proposition for companies looking to control costs, and we expect to gain market share.

Next, let me turn to the Human Capital Group. For the year, revenues were $173 million, a 12% decrease from prior year and an 8% decrease on a constant currency basis. For the quarter, revenues were $35 million, down 31% from prior year and down 27% on a constant currency basis.

The trends for March continued into the fourth quarter. Demand was soft in all regions. Compensation, organizational effectiveness and data services all declined when compared to prior year fourth quarter. Our colleagues in the Human Capital Group are now beginning to see an increase in proposal activity, and we are hopeful that we are seeing the bottoming of the cycle in this practice.

As the business landscape continues to change, many companies will be operating with a smaller workforce. We are well-positioned to assist companies with flexible, targeted plans designed to attract and retain critical talent in this new reality.

Now I will discuss the Insurance & Financial Services Group. For the year, revenues were $117 million, a decrease of 1% over prior year, but up 13% on a constant currency basis. For the quarter, revenues were $23 million, down 21% from prior year and down 6% on a constant currency basis.

This was a particularly soft quarter in Europe. We had less project activity this quarter than in the past two quarters. We have also seen some falloff in demand, as companies defer work or take projects in-house. It is difficult to predict the timing and magnitude of projects, but there is still activity in the sector. We think there may be some transaction work as companies continue to evaluate capital adequacy.

Lastly, Investment Consulting reported revenues of $161 million for the year, a decrease of 5% from prior year, but an increase of 10% on a constant currency basis. For the quarter, revenues were $42 million, a decrease of 3% from prior year, but an increase of 14% on a constant currency basis.

We are pleased with our growth in this segment. We’ve seen an increase in our implemented consulting activities, due in part to several expanded client relationships. We are also seeing an increase in strategy projects. Many funds are evaluating their investment strategy and risk tolerance, and they are concluding that continued diversification of portfolios is the right way to control risk going forward. We continue to be optimistic about the longer-term growth prospects for this segment.

Wrapping up, I would like to thank our associates for their continued commitment to quality client service. We’ve executed well in these uncertain economic times, and we continue to focus on sound business fundamentals and disciplined cost control. We will continue to stay close to clients to help them respond effectively to these uncertain times.

Now I will turn the call over to Roger.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Thanks, John, and good morning to everyone. We continued to operate effectively in the last part of our fiscal year. In addition to the Towers Watson announcement, we spent a good deal of time in the quarter assessing our business momentum relative to the cost control actions we’ve taken, and validating our view of the new fiscal year.

While we did suffer a constant currency revenue decline this quarter, it fell into the range of our expectations. And we are pleased that our earnings came in slightly better than our expectation despite a higher than forecasted income tax rate.

For the quarter, our operating income margin was 12.8%, an increase from 11.3% in the prior-year quarter. Excluding severance costs, our operating margin was 14.0% for the quarter.

As John noted, the performance of our segments vary, and we’ve had profitability pressure in our more project-driven areas. We’ve had some layoffs in our underperforming areas, and we will continue to monitor our costs. Some of our segments will perform better than others, and we may have some variability in our quarterly results, but we are focused on preserving our margins.

The Benefits Group had a 30% margin for the year, an increase from 29% last year. For the quarter, the Benefits Group had a 30% margin, consistent with the fourth quarter of last year. These margins are consistent with our expectations for Benefits.

Technology and Administration Solutions had a 24% margin for the year, a decline from 26% last year. For the quarter, Technology and Administration Solutions had a 19% margin, a decline from 26% in the fourth quarter of last year. Excluding severance, the margin was 20%. Margin declined significantly in North America, due mainly to a decline in change order work.

Human Capital Group had a 7% margin for the year, a significant decline from 18% last year. This year includes approximately $3.3 million of severance. For the quarter, the Human Capital Group had a loss of $5 million. The loss includes $2.4 million of severance. We are closely monitoring our loss-generating offices and are downsizing underperforming locations. As we said last quarter, we are focused on reshaping the practice to make it more profitable for the longer-term.

Insurance & Financial Services had a 15% margin for the year, a significant increase from last year. All regions performed better this fiscal year. For the quarter, Insurance and Financial Services lost $2 million. This loss includes about $500,000 of severance. The loss this quarter is due to a decrease in project work.

Investment Consulting had a 28% margin for the year, a decrease from 35% last year. For the quarter, Investment Consulting had a 33% margin, a decrease from 35% in the fourth quarter of last year. We think the long-term sustainable margin for this segment is around 30%.

The segment margins that we’ve just reviewed are before consideration of discretionary compensation and other unallocated corporate costs, such as amortization of intangibles resulting from our acquisitions.

Net income for the year was $146 million, down from $155 million last year. Net income for the quarter was $31 million, a decrease from $42 million last year. Fully-diluted earnings per share for the quarter were $0.73 as compared to $0.95 in the prior-year fourth quarter. Diluted earnings per share for the quarter include $0.10 of foreign currency translation losses and $0.07 of severance.

Moving to the balance sheet, we ended the fiscal year with $210 million of cash and no debt. We generated $228 million in cash flows from operating activities this fiscal year and had a strong fourth quarter, generating $144 million of cash from operations. Our liquidity position is also very strong.

Now let’s review our guidance for fiscal 2010. I should note that all of this guidance contemplates Watson Wyatt as an independent company, without the merger with Towers Perrin, for the full fiscal year. The slides posted on our website may be helpful for following along in this section.

On slide 3, we’ve created a baseline fiscal 2009 that excludes severance from our quarterly reported results. Internally, this is how we are evaluating our performance. Our fiscal 2010 reported results will include some severance, as we did not complete all of the actions identified in fiscal 2009. Our fiscal 2010 results will also be impacted by merger costs and by changes in foreign currency exchange rates.

Our forecast for 2010 generally assumes that market conditions remain as is for the next several quarters. On a constant currency basis, we are targeting both revenues and adjusted diluted earnings per share to be roughly flat with fiscal 2009 levels. Our constant currency revenues are expected to be in the range of $1.61 billion to $1.68 billion. Our constant currency adjusted diluted earnings per share are expected to be in the range of $3.45 to $3.55. Adjusted diluted earnings per share excludes severance and other nonrecurring merger costs.

For fiscal 2010, our forward-looking guidance assumes an average exchange rate of 1.65 US dollars to the British pound and an average exchange rate of 1.40 US dollars to the euro. These foreign currency exchange rate assumptions result in foreign currency translation losses in the first quarter of fiscal 2010 and translation gains for the remainder of the fiscal year.

On a GAAP basis, we expect revenues in fiscal 2010 to be in the range of $1.63 billion to $1.70 billion. We expect adjusted diluted earnings per share to be in the range of $3.50 to $3.60. This guidance excludes $4 million of severance that we expect to incur in fiscal 2010, more than half of which will be in the first quarter. It also excludes merger costs. We expect $8 million to $10 million of merger costs will be expensed in the first quarter of fiscal 2010 due to the adoption of the new accounting standard for business combinations that requires acquisition costs to be expensed.

We will have additional merger costs in the second quarter of fiscal 2010.

This guidance assumes an income tax rate of 34% for adjusted EPS in fiscal 2010. The actual tax rate may be higher due to the non-deductibility of certain merger costs. We also assume no significant changes in diluted shares outstanding during the year.

Our capital expenditures plan for fiscal 2010 was put together before we announced the pending merger, and included approximately $50 million in CapEx for the year, split roughly 50-50 between purchases and capitalized software costs.

We expect to have strong cash flows in fiscal 2010. Due to the timing of cash receipts and payments we typically borrow from our credit facility in the first quarter and then repay the debt during the fiscal year. In fiscal 2010, we may borrow up to $10 million or so in the first quarter, and we would expect to have that repaid by the end of the second quarter.

Now I will walk through the guidance for each of the segments. Please note that the slides on our website show both reported and constant currency revenue guidance. Since constant currency is the better measure of underlying business performance, I will focus my remarks on the constant currency guidance.

Let’s start with Benefits. For fiscal 2010, we’ve changed the reporting of the administration business in Germany, which has been in the benefits practice since the Heissmann acquisition, to the Technology and Administration Solutions practice. We believe this change will benefit operating effectiveness and growth. As a result, in our segment reporting, we are reclassifying our Germany Administration Business from Benefits to Technology and Administration Solutions.

On slide 4, you can see the fiscal 2009 Benefits and Technology and Administration Solutions results after the reclassification. On a constant currency basis and after that reclass, we expect flat to very modest revenue growth in the Benefits practice, and have a range of 0% to 2% growth. This guidance reflects the relatively stable and predictable revenues in this segment, and the slower growth that comes further along in an economic downturn. We expect margin will be in the high 20% range.

In the Technology and Administration Solutions Group, after the reclassification of the Germany Administration business, we expect constant currency growth in the range of 1% to 3%. This growth reflects the new clients in Europe for which we started administration work during fiscal 2009 and for which we will have a full year of revenues in fiscal 2010. We expect margin will be in the mid-20% range.

In the Human Capital Group, we are expecting challenging conditions to continue. Our constant currency revenue projection is for a 16% to 26% decline in revenue. The wide range reflects the project nature of the segment. We expect to move the business back to breakeven during the fiscal year, but may start out with a loss.

In Insurance & Financial Services, we expect a decline of 5% to 11% in constant currency revenues. This segment also has a significant project component. In fiscal 2009, we had a few large projects that we do not expect to recur. We are expecting margin in the low double digits.

Lastly, we’re expecting constant currency revenue growth in Investment Consulting of 7% to 10% in fiscal 2010. Client activity has begun to return to more normal levels as market conditions have improved. We expect margin will be in the high 20% range.

In summary for fiscal 2010, we are projecting roughly flat constant currency revenues and adjusted diluted earnings-per-share. We also expect to preserve our baseline operating margin before consideration of severance and merger costs.

Now I will provide a brief overview of our first fiscal quarter of 2010. We expect revenues to be in the range of $385 million to $400 million, which, on a constant currency basis, would be in the range of $405 million to $420 million, essentially flat to down 3%. In the first quarter of fiscal 2009 our operating margin, excluding severance was 12%. We expect to have a similar operating margin, excluding severance and merger costs, in the first quarter fiscal of 2010.

We expect adjusted diluted earnings per share to be within the range of $0.68 to $0.73. Adjusted diluted earnings per share exclude severance and transaction costs. This guidance was for Watson Wyatt’s current business and does not include the effects of a merger with Towers Perrin.

We announced our intent to merge with Towers Perrin in June, and anticipate the transaction will close during our fiscal 2010. As we approach the closing date, financial information and expectations regarding the combined Towers Watson will gradually become more available, beginning with the initial S-4 filing later this month. We are committed to running disciplined businesses before and after the pending merger.

Now, John will give you an update on the status of the merger.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Thanks, Roger. Since we announced the merger, Mark Mactas and I have been holding employee meetings with associates at both Watson Wyatt and Towers Perrin. We are gratified by the reception we are getting, and are delighted that associates at both organizations are embracing the future prospects of the new organization.

I’m also pleased to report that we are working through all of the pre-closing requirements and we are planning for integration. Last week, we received clearance from the US antitrust authorities. The European Union antitrust authorities are still reviewing the transaction.

By the end of this month we expect to file the S-4. As of now, we are still on track for a shareholder vote in the fourth quarter of calendar year 2009.

We are really excited about the merger and the opportunities for Towers Watson to address emerging financial and people management issues with world-class expertise. Now we will take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Andrew Fones, UBS.

Andrew Fones - UBS - Analyst

I was wondering if you could give us a sense of how Towers Perrin’s results looked for the June quarter and whether you are kind of satisfied with the performance of their business in this tough economy, post the initial announcement. Thanks.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think in general, the themes are pretty similar to what we said — I don’t know five weeks or so ago — that there are a lot of parallels between our practices and Towers’ business, and the general trends are pretty similar. So I think we are still in that same pattern.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

I guess just to elaborate on that, obviously, we haven’t disclosed any of the real detailed financial information on Towers Perrin or for projections for Towers Watson. and that won’t come until after the S-4. But Towers Perrin is in similar businesses to us, although the mix of businesses that they have is different, but they are affected by the same overall economic factors.

So the results on them may be slightly different simply due to mix, but it’s probably not due to overall economic factors acting differently on either one of us.

Operator

Tobey Sommer, SunTrust Robinson Humphrey.

Tobey Sommer - SunTrust Robinson Humphrey - Analyst

I was wondering if I could get a little more color about some assumptions embedded into your guidance. Curious what — and I may have missed this. I apologize; you did give an awful lot of detail. I’m curious as to what the cash flow may be implied in the earnings range. And then also, what sort of assumption you are using for the bonus number in fiscal 2010. Thanks.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

In terms of cash flow, we didn’t give specific cash flow numbers for the year. I think our discussion was a little more general. The main reason for that is that the full year from an overall merger cost point of view is obviously unpredictable at this point. But we continue to expect, as I said, a strong cash flow year. But we didn’t give a specific number.

Tobey Sommer - SunTrust Robinson Humphrey - Analyst

So X the acquisition-related variability, something consistent with historic norms?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Yes, I would say something in that same range.

Tobey Sommer - SunTrust Robinson Humphrey - Analyst

Okay, and then is there anything you can share with us about the implied expectation for the bonus in the context of guidance?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I’m sorry, I missed that question.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

He’s asked if there was anything we could share about the bonus and the expectation of —.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I would say just in general — I don’t — John, if you want to address that as well — but in general, the way we modeled the year, the focus, as we said in the remarks, was to hold operating margin and EPS roughly flat.

So through the year, the bonus level will be impacted by what the results of the Company are. The bonus level may be a little bit lower depending on performance, but our focus will be on retaining margins.

And of course the other complication we’re going to have through the year is that we are likely to have about a six-month stub year, and we will be attentive to that as well. So that is why we are focused on the margin and the EPS level.

Tobey Sommer - SunTrust Robinson Humphrey - Analyst

Okay, thank you very much.

Operator

Paul Ginocchio, Deutsche Bank.

Paul Ginocchio - Deutsche Bank - Analyst

Just go back to Towers and the (inaudible). Can you give us any more specificity on the revenue? I think you were down 4% on a constant currency basis in the fourth quarter, and you are looking for sort of zero to minus four in the next year. Can you give us just a little bit more clarity on what Towers Perrin is looking like? Was it worse or better than you in the fourth quarter? And would you think — is their revenue range about similar? And the same thing on the margin. I think this is something that investors are quite focused on. Thanks.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

We don’t have any specific numbers for Towers that are comparable to ours at this point. So again, as I said, I think the first preview on actual numbers with Towers will be in the S-4 later this month.

Paul Ginocchio - Deutsche Bank - Analyst

Okay, so how do you know what the expected dilution that you talked about in the last call is going to be, if you don’t have those numbers?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Well, certainly, we had numbers when we came up with the accretion dilution numbers, and we used projections to do that. And that is what we discussed — that is the basis for the discussion in June. And as we said at that time, the next step in the disclosure of the numbers that we expect for the combined company and the next step in specifics on Towers Perrin numbers will be in the S-4. I think we are at the same place in what we said before.

Paul Ginocchio - Deutsche Bank - Analyst

Okay.

Operator

Ashwin Shirvaikar, Citigroup.

Ashwin Shirvaikar - Citigroup - Analyst

Coming out of the last downturn, the core benefits unit took a couple of years to start doing well, and eventually sort of needed the Pension Act to break out, if you will. What do you expect this time around, given that obviously the composition of the unit is different, but geographically and in terms of just having the healthcare being a bigger component of it?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

I guess I am not necessarily sure that it was the Pension Act that I would have necessarily said was the difference there in the last time in changing it. But I do think that after the slowdown — what we tend to notice is when there is an economic slowdown, Benefits, particularly retirement consulting, isn’t really hit that much. In fact, their work — some of the work they might lose in project work gets substituted for with other work. And I think we saw that last year, when our Benefits was up 4% on a constant currency basis.

What tends to happen to Benefits is it is a little bit slower sort of in the calm after the storm. And that is why we are projecting a 2% constant currency growth for Benefits for FY 10. So we are looking at what happened in the past and saying we expect to see it to be a little bit slower. I’m not sure how long — it is tough to speculate as to how long that 2% would be correct for. But it would be a little bit slower and then it will start growing at the more normal rates.

Overall, though, Benefits is really a pretty stable business. It might grow at 4% or 5% or it might only grow at 1% or 2%, but it doesn’t tend to be subject to the same big swing.

Now, the 2% growth rate that we gave you for next year is composed of a number of factors. One is we think the overall retirement business will continue to do pretty well in the US and the UK, which are our bigger markets, and maybe not quite as well in some of the smaller markets. That is certainly what we’ve seen this year and it’s what we would expect for next year.

We don’t have particularly — we have reasonably modest expectations, I think, for healthcare. I think that — I feel pretty good about the assumptions we’ve made for healthcare. I think, if anything, there is some upside there, rather than some downside.

Ashwin Shirvaikar - Citigroup - Analyst

Speaking of the smaller countries where you don’t expect results to be that good, at the time — or slightly before the Towers announcement, you guys were going through sort of a rationalization process, if you will, to try to see if you should stay in all these countries or withdraw or what you should do. Is that process now on hold, or are you also — are you still continuing along that path independently?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

I think, Ashwin, we are always looking at the overall geographic location and where should be and where we can most add value. And we approach that both from the viewpoint of are there places we need to get bigger and we need to make sure we have very strong operations in. It was one of the reasons for — the Brans deal back in 2007 as well as the Heissmann deal.

But we’ve also looked at it — you may remember several years ago, we decided to exit the business in New Zealand because we didn’t think it fit our overall geographic footprint. So we continue to look at those things and to assess them. But when we make those decisions, we try to do it in the context of what the long-term strategy is and not of what is happening in a particular year.

Ashwin Shirvaikar - Citigroup - Analyst

Got it. If I can squeeze one more in, on the expense side, as I look at the margin performance this quarter, obviously a good performance there, but the contributors to that good performance seem to be some combination of lower variable comp and a sharp decline in the use of subcontractors, neither of which in the long term seems particularly sustainable.

So can you comment on that? What is going on, first of all. And have you changed your stance with regards to your prior statement, that maybe fiscal 2008 margins were at an unsustainable level and maybe fiscal 2007 was a better level.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

I’ll let Roger talk about the contractors. Let me mention about the variable comp. Our variable comp does go up or down as we — as the business performs better or worse. For the overall fiscal 2009, we had quite a good variable comp bonus pool, which we just announced to our associates this year.

As we look into FY 10, we expect the results to be a little more challenging in FY 10. And if we did, our variable comp bonus pool wouldn’t be quite as good as it was this year. And so we’ve taken that into account in the projections we’ve given you.

Roger, do you want to address the subcontractors?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Yes, and maybe I’ll comment more broadly on the margin question. First, you also have to consider that there is the $0.07 of severance in there. So I think when you take — you’ve got the bonus effect, but a good portion of that is offset by severance. And margins still would have been up versus last year on that net basis.

But second, broadly, we are focused on cost control in all discretionary areas. And we are confident in our ability to manage and visibility into the expense load to manage ourselves to flat margins, and we’ve been very focused on that over the past several months.

I think in general about contractors, there are a couple things in there I know of specifically. One is some of that is related to project consultancy support that we’ve gotten, that was one of the actions that we took as we pulled back on costs. The other area contributing to that is just related to client expense pass-throughs that are also down with — along with other areas this quarter.

So — but again, I want to emphasize the broader theme, that we are managing our expenses and you will see reductions across the board and we are seeing reductions across the board.

Ashwin Shirvaikar - Citigroup - Analyst

Okay. Great. Thank you.

Operator

Mark Marcon, Robert W. Baird.

Mark Marcon - Robert W. Baird - Analyst

I was wondering if you could talk a little bit — and I know we have the S4 coming out later on this month — but is there anything in terms of your discussions that you’ve seen thus far with Towers that would lead you to believe that the dilution expense or the dilutive aspects of the merger may be different than what you previously announced? Or is there anything that you’ve seen thus far that would lead you to change anything that you’ve said back in June?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Well, I think we don’t have any new financial information, as Roger said, from what we had in June to today. I mean, we’ve been focused on getting our own financial results together to the able to do this call. Towers is working on theirs now. But we haven’t seen anything, so we really don’t have anything new to tell you on that.

Mark Marcon - Robert W. Baird - Analyst

Okay. But so far, you haven’t seen anything that seems materially different than what you were thinking previously?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

No, I think — and the reason I would say this because we haven’t seen anything really. We just don’t have any new financial information at all.

Mark Marcon - Robert W. Baird - Analyst

Okay. And then can you talk a little bit about the reception? I know you’ve gone out and you’ve done meetings together. What is the overall tone in terms of how people are going to get together, the herbivores and the carnivores, etc.?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

It has been — I think it has been terrific. The first week — Mark and I went out over a period of — we did the announcement the first week — I guess that was June 29, and so it was then up to the beginning of July. And then it was the week after that we started out, and we did three different — for three weeks, we went out and visited a number of our locations.

And the first week or so, I think people were still somewhat surprised and a little bit in shock at the announcement. But everybody got the strategic rationale. And as people started having a chance to think about it and process it, there is a great deal of enthusiasm and excitement about the possibilities. And I think Mark and I started out with our own enthusiasm and excitement about it. But we sort of got energized by the reception we were getting from our associates, too. And I think it is everything we could have asked for.

Mark Marcon - Robert W. Baird - Analyst

Great. It sounds like the teams will be — the leadership teams for the various practices will be announced fairly shortly.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Well, I think what we are — we’ve announced, for the most part, all the direct reports of Mark and myself. We are working on — we have a group working diligently on a plan for how we are going to do leadership selection, and we would like to make those decisions as soon as possible, but we also want to make sure we take the time to get the right decisions. And we are constantly working on that right now. So I can’t really give you a timetable for that, but our preference is to do it sooner, but also to make sure we get things right.

Mark Marcon - Robert W. Baird - Analyst

Okay. Can you talk a little bit about PCIC and how you expect that to be impacted by the deal?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Well, John may have some more depth. From an accounting point of view, again, PCIC will be consolidated in the acquisition. And as a result of that consolidation, we need to look at the reserving for E&O across-the-board for the new Company, and come up with the methodology for the new Company. And part of the S4 discussion will be around what we think that will look like. So we are working on that now, and shortly, you will have more color on that.

Mark Marcon - Robert W. Baird - Analyst

Can you just mention — we are basically going from four to three now, right, in terms of partners? Or is it three to two?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Is three to two.

Mark Marcon - Robert W. Baird - Analyst

So when we do that, how do we — is the other player still committed?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think in terms of the structure going forward, that is something that the teams are still working on, the actual business structure.

Mark Marcon - Robert W. Baird - Analyst

Okay, all right. And can you — the last thing on — or at least question for now. Can you just talk a little bit about the cash flows for this coming quarter, just what do you expect to pay out in terms of the severance charges, as well as the bonuses that you’ve accrued for fiscal ‘09?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Yes, the severance charge is probably about $2.5 million or so. It’s a good portion of the $4 million I mentioned for the year. And the bonus payout is going to be between $165 million and $170 million, I think.

Mark Marcon - Robert W. Baird - Analyst

165 and 175?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

No, between $165 million and $170 million.

Mark Marcon - Robert W. Baird - Analyst

Okay, great. I’m going to jump off and jump back on. Thank you.

Operator

Shlomo Rosenbaum, Stifel Nicolaus.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Thank you very much for taking my questions. I want to follow along the line of questioning that Ashwin was asking you, on the discretionary bonus compensation. If I just go through the individual business units in the quarter, it seems like you guys really [deflected] the discretionary bonus comp. And that is one of the strengths of the model, where you are able to really move that comp up and down. Could you give us the absolute number of bonus comps in the quarter?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think you have that in the press release. It is $23 million.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

If it was, I didn’t see it, I’m sorry. Then along that line of reasoning, given what is going on with the merger — and I know there is competitor interest in seeing that there is going to be some dislocation amongst the employees because of this merger — do you still see the ability to flex the bonus compensation over the next year in the same way that you’ve been able to in the past, or do you really think that you are going to have to be more mindful of retention?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Well, actually I think our — we have essentially a pay-for-performance model, where our associates can expect to do a lot better when we do well, and they expect to do less well when the business does less well. And we’ve followed that in the past. That has been something we’ve followed consistently up and down.

I think when we look at the bonuses we are paying out for FY 2009, I would say they are very competitive in the marketplace. And given what the performance that we expect to see over the next year or so, we expect again to be very competitive in the marketplace.

But we basically — the theory of this is we need to make sure we have a fair return to our investors, but we also need to make sure we reward our people. Because if we don’t reward our people right, then we don’t have a business.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

I agree. I want to take a different track. Just in terms of the Human Capital Group, I want to understand your comments a little bit better. Are you saying that you are noticing a little bit of an uptick in demand towards the end of the quarter? Is that the right way to look at it?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Yes, I think we are — yes, we are seeing some interest in potential projects. Now I wouldn’t want to — I wouldn’t want to read too much into that, but it is a bit of a — what do they call those — green shoots or something. I think it is a bit of a hopeful sign.

I think we are — as Roger and I have said over the last couple of quarters, our commitment is to try in calendar 2010 to get the Human Capital business to at least break even. And we are going to do that, and that is our focus. Whether that occurs in this next quarter or whether it is delayed until the quarter after, that we’ll have to see. But we are committed on getting it to breakeven.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Which areas of Human Capital are you seeing the sun, the light?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Well, compensation is the biggest part of our Human Capital business. It is about two thirds of it. So that is where we would obviously see the most interest.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Okay. And then just going back to the PCIC question, is the PCIC affiliate product mainly the affiliate income that we are seeing below the line?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Yes, that is most of it, yes.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Okay. And so how should we think of that going forward, continuing — normally we’ve been sort of led to — lead to expect just nothing in that line, because there is so much variability. But you’ve had decent profitability there. Do you have any thoughts about that going forward?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think — my reaction to that is I would hesitate at this point to give expectations, because, again, we’ve got to decide on what the structure going forward. And I presume resume you are referring to after the deal, right, and what happens?

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Yes, when you consolidate it.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

We have to decide what the structure is going to be, because obviously that is going to have an impact on what the results are. And the conclusion on the E&O reserving policy — again, from an E&O point of view, you’ve really got to look through now what is happening in the two companies and come up with what it’s going to look like on a consolidated basis. And that is one of the things we are looking at in the S4. So again, you’ll see more when we file.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

And then just one last one, just before the merger, are you guys, in your EPS guidance, anticipating profitability there?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

I’m sorry, profitability where?

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

From that affiliate income.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think modest profitability, $1 million or $2 million. There are some other things in there like our venture in Dubai and South Africa. But again, the big piece of this year was PCIC.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

So you are thinking $1 million or $2 million a quarter?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

For the year.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

For the year, okay. Thanks a lot.

Operator

Tim McHugh, William Blair & Company.

Tim McHugh - William Blair & Company - Analyst

Yes, I wanted to ask about potential positives and negatives from regulatory changes that are being discussed. Obviously, the healthcare reform and the potential opportunities it could create for your healthcare and — the TAS segment.

And then also, there is — I understand there is a bill in the House that includes some restrictions on compensation consultants and dependents. And can you talk at all, if you’ve looked at that, if that would or would not have any impact on your business?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

So I think on the healthcare, I think we will have to see what happens. Any changes — if there is healthcare legislation that continues to use the employer-based system in the country, and that introduces some changes to that, that’s probably positive for us. Because we consult to the employers on that, and basically as things change, as legislation or regulation changes things, then they will turn to us for advice.

I think how much that might change things or how much of a boost that could give is hard to say, and it probably depends on exactly what form the legislation takes.

I think the only kind of legislation that would be really bad for us is if either you went to a single-payer national health insurance, which would basically take away a lot of our consulting; but that is not something that we see coming down.

Now, on the exec comp legislation, I guess both the House and the Senate have drafted similar legislation there that — and it requires a nonbinding shareholder vote on executive comp and independent compensation committee members, independent compensation consultants and some enhanced disclosure. Basically, we think that it is probably a little early there too to say what will happen. We think that the market opportunity for compensation consultants in general will probably increase from the passage of the legislation. Then it is a question for us of how much share do we get.

I think one of things that — a sensible approach to sort of compensation consultant independents, I think overall, would probably be helpful for us and we would like to see the legislation or the regulators address that.

Tim McHugh - William Blair & Company - Analyst

So in general, you wouldn’t be conflicted out of a lot of them from other consulting services?

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Well, I think that gets to a question of whether it is a — what you might think is a sensible approach or not. I think if somebody came in and were to say that if you did any work for one company, you couldn’t work on their compensation consulting, obviously that would be bad for us.

If they were to say that the issue is not so much whether you do any more work, but whether you have — what size the relationship is overall, I think that would be something that would probably be helpful for us. I think if you have a — if you are a small company that does only compensation consulting, and you have 5% or 10% of your revenue comes from a single client, you’ve got a big — you’ve got an issue about maybe the objectivity with which you give advice to them, even if you don’t do any non-compensation work.

The fact that we may do 0.5% of our revenue for somebody on non-compensation work shouldn’t seem to be an issue compared to the other. So it is a question of whether I think they can get a sensible view of what objectivity and independence is.

Tim McHugh - William Blair & Company - Analyst

Okay. And then Roger, can you give us the severance expense from the fourth quarter? Was that primarily in Human Capital or did that flow across a couple different segments? Can you give any detail on that?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

You know, it was a mix. And I think it is — HCG, I think there was some — I actually only have the annual numbers here. But there is a mix of benefits. And HCG, I think, when you look at it annually, the biggest pieces, and some in like the communications practice and the kind of admin type functions. So things that would be in the other line for us.

Tim McHugh - William Blair & Company - Analyst

Okay. And then following up on that a little bit, did the — the margin guidance for Insurance & Financial Services for next year is obviously nicely improved from what you just did in the fourth quarter. Is that reflective — what does that reflect, I guess? It doesn’t sound like you are assuming any significant change in the demand environment for that.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think we remarked a little bit in the early initial remarks that that is more of a project-related business, which makes it a little more unpredictable. That is a business that is very attentive to what does the pipeline look like and what are the costs related to that. And I think has been actually over the year, because they had a tough ‘08 and then a big surge in business in ‘09. And they’ve been constantly kind of looking at do we have the right cost levels relative to what the pipeline looks like.

So I think they are ready to do that in fiscal year ‘10, and we want them to be at that low double-digit margin level, which as you say is up versus fiscal ‘08. But we are going to be very attentive to that and what the project pipeline looks like.

Tim McHugh - William Blair & Company - Analyst

Okay, thank you.

Operator

Andrew Fones, UBS.

Andrew Fones - UBS - Analyst

Actually, Tim asked most of what I was going to ask, but I just wanted to follow up on whether there was any merger-related costs in the fourth quarter. Thanks.

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

No, as I said, really the merger-related costs in the first quarter are related to the change in accounting, which prior to — through our fiscal year of ‘09, we were able to defer recognition of those costs. And moving now into the new fiscal year, under the new accounting standard, we have to expense them. So they had been put on the balance sheet.

Andrew Fones - UBS - Analyst

Okay. Thanks. That’s all I had.

Operator

Mark Marcon, RW Baird.

Mark Marcon - Robert W. Baird - Analyst

A couple of quick questions. One, can you talk a little bit about the Investment Consulting business, the areas where you saw the pickup, what specifically drove that, and how do you think that is going to proceed?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Investment Consulting? First, I have to say, as a newcomer to the Company this year, I have been really impressed with how the Investment Consulting guys have managed through this very difficult market. And so we were really pleased with the fourth quarter and 14% constant currency growth. We were really pleased to see — if you follow back, I think, from the December quarter through the June quarter, there was a gradual kind of reopening up of our work. And now, as we said, it has spread pretty much across most of their business areas, and we look forward to that continuing into fiscal ‘10. And it is great to have that kind of a business in these times that’s close to a double digit growth business for the — projected for the year.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

And just to follow up as — the source of the growth was really in two areas. One is the implemented consulting activities, which is really where we take over a lot more of the investment operation for organizations. And we’ve had a couple of expanded client relationships where we’ve done that. The other is an increase in strategy projects. A lot of funds — I mentioned this in my remarks — are evaluating their investment strategy and risk tolerance.

Mark Marcon - Robert W. Baird - Analyst

Okay, and it sounds like some of the tools that you were using previously on the implementation side that were frozen and you couldn’t use, maybe some of those have opened up a little bit?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

Even — so, you are talking about the risk projects. And again, that is kind of to the theme of what I said earlier. Even those areas have become regenerated, and we are starting to see growth there. We are, again, pretty much in everything that they’ve done — maybe not at the robust levels of two years ago and even a year ago, I suppose — but we are seeing thawing in all of the areas that were difficult earlier in the year.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

But I don’t think structured products was one of the ones that we saw as the growth areas. They really were from the implemented consulting and the strategy projects.

Mark Marcon - Robert W. Baird - Analyst

Okay. And then can you talk — a question about Towers — do they have any Taft-Hartley or multiemployer plans on the DB side?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

I think they have very, very few, if any.

Mark Marcon - Robert W. Baird - Analyst

Very few? Okay, great. Thank you.

Operator

(Operator Instructions) Ashwin Shirvaikar.

Ashwin Shirvaikar - Citigroup - Analyst

Just a quick housekeeping question on the tax rate. Should we expect the elevated level of tax rate that we saw in the fourth quarter to continue in the near term because of severance?

Roger Millay - Watson Wyatt Worldwide, Inc. - VP, CFO

No, the reason for the elevated tax rate this quarter was really kind of year-end true-ups that mostly related to the geographic allocation of income and the tax rates in those areas.

So the 34% rate that we’ve given guidance for the year is what we expect, again, excluding the impact of merger-related costs that are not deductible. So we anticipate more steadiness in the tax rate versus the fourth quarter.

Ashwin Shirvaikar - Citigroup - Analyst

Got it. Thank you.

Operator

There are no further questions at this time. I will now turn the call back over to management for any closing remarks.

John Haley - Watson Wyatt Worldwide, Inc. - President, CEO

Okay, thanks very much, everyone, for joining us. And we look forward to updating you after the next quarter.

Operator

Thank you for your participation in today’s conference call. This concludes the presentation. You may now disconnect. Good day.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

This communication was released on August 14, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.